UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to ______

Commission File
No. 001 – 11411

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
POLARIS 401(k) RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
POLARIS INDUSTRIES INC.
2100 Highway 55
Medina, Minnesota 55340

Polaris 401(k) Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Polaris 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Polaris 401(k) Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Minneapolis, MN
June 29, 2010

Polaris 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Assets
Investments, at fair value	$216,876,074	$171,481,056
Accrued income receivable	11,207	160

Total assets	216,887,281	171,481,216

Liabilities
Total liabilities	—	—

Net assets reflecting all investments at fair value	216,887,281	171,481,216
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	746,078	2,171,828

Net assets available for benefits	$217,633,359	$173,653,044

See accompanying notes.

Polaris 401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008

Net assets available for benefits, beginning of year	$173,653,044	$231,875,097

Contributions:
Employer	6,826,342	7,320,685
Employee	9,936,652	10,801,763
Rollover	146,937	523,928

Total contributions	16,909,931	18,646,376

Transfers in from ESOP (Note 7)	846,609	797,962

Investment gain (loss):
Interest and dividend income	3,296,265	7,500,166
Net realized and unrealized gain (loss) in fair value of investments:
Polaris Industries common stock	1,903,285	(1,410,666)
Registered investment companies	32,106,988	(71,208,789)

Total investment gain (loss)	37,306,538	(65,119,289)

Distributions to participants	(10,978,256)	(12,490,919)
Administrative expenses	(104,507)	(56,183)

Net increase (decrease)	43,980,315	(58,222,053)

Net assets available for benefits, end of year	$217,633,359	$173,653,044

See accompanying notes.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
The following description of the Polaris 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined-contribution plan covering substantially all employees of the Plan’s sponsor, Polaris Industries Inc. (the Company), and the Company’s U.S. subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Operations
Certain administrative costs totaling $4,019 and $16,375 for the plan years ended December 31, 2009 and 2008, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record-keeping fees, and investment management fees.
Plan Administration
The Plan’s trustee, Fidelity Management Trust Company (the Trustee), holds and invests the assets of the Plan and also distributes the retirement benefits upon instruction from the plan administrator. The Plan is administered by an executive committee appointed by the Board of Directors of the Company.
Contributions/Participant Accounts
Participants may elect to make contributions (limited to a maximum of 50% of the participant’s compensation or $16,500, as defined in the Plan) to their account balances. Employees that have not made a retirement savings election shall be automatically elected to participate in the Plan at the automatic enrollment percentage (currently 5%).
The Company will make a fully vested matching contribution to each participant’s account in the Plan of 100% of each dollar of 401(k) contributions up to 5% of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by Internal Revenue Service (IRS) regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made to the Plan.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Plan earnings, as defined, are allocated pro rata based on participants’ account balances.
Vesting
Participants are immediately vested in their pretax and employer contributions, including actual investment earnings thereon.
Participant Loans
Participants may apply for loans from the Plan in amounts of the lesser of 50% of their vested account balances or $50,000. Loans must be paid back within five years; however, this period may be extended to ten years if the loan is utilized for the acquisition of a primary residence. The interest rate charged on loans outstanding ranged from 4.25% to 11.50% as of December 31, 2009.
Distributions to Participants
Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or in monthly payments through an annuity as available per plan provisions.
Terminated participants with account balances of $1,000 or less will receive a lump-sum cash payment as soon as administratively practicable upon the participant’s employment termination.
Plan Amendment and Termination
The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, all assets of the Plan will be distributed to participants in accordance with plan provisions.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies and Procedures
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments of the Plan are stated at fair value. Shares of registered investment companies and the Company’s common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
Under the Financial Accounting Standards Board (FASB) guidance of Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, the Fidelity Managed Income Portfolio. As required, the statements of net assets available for benefits present the fair value of the investment in the common collective trust, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio is based on information updated by the issuer of the common collective trust at year-end. The contract value of the Fidelity Managed Income Portfolio represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies and Procedures (continued)
Fair Value Measurement
In September 2006, the FASB issued Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, which introduces a framework for measuring fair value and expands required disclosures about fair value measurements of assets and liabilities. ASC 820 is effective for financial assets and liabilities for fiscal years beginning after November 15, 2007. The Plan adopted the standard for those assets and liabilities as of January 1, 2008, and the impact of adoption was not significant.
ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires classification based on observable and unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follow:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following is a description of the valuation methodologies used for assets measured at fair value:
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value of shares held by the Plan at year-end.
Participant loans: Valued at amortized cost, which approximates fair value.
Investment contracts through a collective trust: Valued at fair value of the contractual terms of the underlying investment contracts.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies and Procedures (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement as of December 31, 2009
	Total	Level 1	Level 2	Level 3

Assets
Mutual funds	$163,949,600	$163,949,600	$—	$—
Investment in collective trust	40,122,164	—	40,122,164	—
Participant loans	8,213,498	—	—	8,213,498
Common stock and cash	4,590,812	4,590,812	—	—

Total	$216,876,074	$168,540,412	$40,122,164	$8,213,498

	Fair Value Measurement as of December 31, 2008
	Total	Level 1	Level 2	Level 3

Assets
Mutual funds	$120,330,118	$120,330,118	$—	$—
Investment in collective trust	40,262,287	—	40,262,287	—
Participant loans	8,046,965	—	—	8,046,965
Common stock and cash	2,841,686	2,841,686	—	—

Total	$171,481,056	$123,171,804	$40,262,287	$8,046,965

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies and Procedures (continued)
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

	Level 3 Assets
	Year Ended December 31
	2009	2008

Participant loans
Balance, beginning of year	$8,046,965	$7,854,593
Purchases, sales, issuances, and settlements (net)	166,533	192,372

Balance, end of year	$8,213,498	$8,046,965

3. Investments
The investment options of the Plan at December 31, 2009 and 2008, consist of deposits with 3 funds for 2009 and 19 funds for 2008 managed by the Trustee, 25 externally managed funds for 2009 and 6 externally managed funds for 2008, and the Polaris stock fund. Participants elect to have their account balances invested in one or more of the funds and may change the fund investment mix daily via a voice response system or the Internet.
The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2009	2008

Fidelity Managed Income Portfolio:
Contract Value	$40,868,242	$42,434,115
Fair Value	40,122,164	40,262,287
Neuberger Berman Genesis Fund	32,444,633	26,552,971
Vanguard Institutional Index Fund	26,369,229	—
Fidelity K Fund	19,768,083	15,303,706
American Funds EuroPacific Growth Fund	17,651,348	—
Spartan U.S. Equity Fund	—	20,336,483
Fidelity Diversified International K Fund	—	12,414,635
Fidelity Puritan K Fund	—	12,096,814

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
4. Tax Status
The Plan has received a determination letter from the IRS dated August 3, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
5. Party-in-Interest Transactions
The Plan invests in Fidelity funds and the Company’s stock. These transactions qualify as exempt party-in-interest transactions. The fair value of the Company’s common stock was $4,458,811 and $2,762,892 at December 31, 2009 and 2008, respectively.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.
7. Transfers in From ESOP
Effective January 1, 2008, the Polaris Industries Inc. Employee Stock Ownership Plan (ESOP) allowed participants to diversify part of their ESOP account via transfer into the Plan, if they had at least ten years of service and met certain minimum age requirements. Those funds that are transferred into the Plan follow the same withdrawal provisions of the Plan. The total amount transferred into the Plan from the ESOP for the years ended December 31, 2009 and 2008, was $846,609 and $797,962, respectively.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
8. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$217,633,359	$173,653,044
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(746,078)	(2,171,828)
Amounts allocated to withdrawn participants	(461)	(4,871)

Net assets available for benefits per the Form 5500	$216,886,820	$171,476,345

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31
2009
Benefits paid to participants per the financial statements	$10,978,256
Add amounts allocated on Form 5500 to withdrawn participants at December 31, 2009	461
Less amounts allocated on Form 5500 to withdrawn participants at December 31, 2008	(4,871)

$10,973,846

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Polaris 401(k) Retirement Savings Plan
Notes to Financial Statements (continued)
8. Differences Between Financial Statements and Form 5500 (continued)
The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2009:

December 31
2009
Total additions per the financial statements	$54,216,469
Add adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts at December 31, 2009	746,078
Less adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts at December 31, 2008	(2,171,828)

Total income per the Form 5500	$52,790,719

Supplemental Schedule
Polaris 401(k) Retirement Savings Plan
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
Employer Identification Number 41-1857431
Plan Number: 001
December 31, 2009

Description	Investment Type	Current Value

Fidelity Managed Income Portfolio*	Common/collective trust	$40,122,164
Neuberger Berman Genesis Fund	Mutual fund	32,444,633
Vanguard Institutional Index Fund	Mutual fund	26,369,229
Fidelity K Fund*	Mutual fund	19,768,083
American Funds EuroPacific Growth Fund	Mutual fund	17,651,348
PIMCO Total Return Fund	Mutual fund	10,788,959
American Funds The Growth Fund of America	Mutual fund	8,180,334
Pyramis Index Lifecycle 2020 Commingled Pool*	Mutual fund	6,702,469
Pyramis Index Lifecycle 2030 Commingled Pool*	Mutual fund	6,561,781
Pyramis Index Lifecycle 2025 Commingled Pool*	Mutual fund	5,055,684
Pyramis Index Lifecycle 2040 Commingled Pool*	Mutual fund	4,979,920
Polaris Industries Inc. common stock*	Common stock	4,458,811
Pyramis Index Lifecycle 2015 Commingled Pool*	Mutual fund	3,559,265
Pyramis Index Lifecycle 2035 Commingled Pool*	Mutual fund	3,400,451
Pyramis Index Lifecycle 2010 Commingled Pool*	Mutual fund	2,952,743
Morgan Stanley Institutional Fund Trust: Mid Cap Growth Portfolio	Mutual fund	2,812,179
T. Rowe Price Equity Income Fund	Mutual fund	2,587,445
Artisan Mid Cap Value Fund	Mutual fund	2,237,846
Pyramis Index Lifecycle 2045 Commingled Pool*	Mutual fund	1,652,515
Vanguard Mid Cap Index Fund	Mutual fund	1,582,106
Vanguard Small Cap Index Fund	Mutual fund	1,215,287
Pyramis Index Lifecycle 2050 Commingled Pool*	Mutual fund	1,001,182
Pyramis Index Lifecycle 2000 Commingled Pool*	Mutual fund	849,483
Fidelity US Treasury Money Market*	Mutual fund	598,244
Vanguard Total Bond Market Index Fund	Mutual fund	376,687
Pyramis Index Lifecycle 2005 Commingled Pool*	Mutual fund	218,028
Vanguard Developed Markets Index Fund	Mutual fund	204,402
Alger Small Cap Growth Fund	Mutual fund	178,499
Victory Small Company Opportunity I	Mutual fund	20,798
Interest-bearing cash	Cash	132,001

		208,662,576

Participant loans, with interest rates ranging from 4.25% to 11.50%, maturing through October 21, 2019*		8,213,498

Total investments		$216,876,074

*	Denotes party in interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2010	POLARIS 401(k) RETIREMENT SAVINGS PLAN By the Members of the 401(k) Retirement Committee as Plan Administrator

/s/ Stacy L. Bogart
Stacy L. Bogart

/s/ John B. Corness
John B. Corness

/s/ Shannon K. Knotts
Shannon K. Knotts

/s/ Michael W. Malone
Michael W. Malone

/s/ Michael J. Vanyo
Michael J. Vanyo

POLARIS 401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Number	Document	Method of Filing
23	Consent of Ernst & Young LLP	Filed herewith electronically